Exhibit 99.4

CONSENT OF QUALIFIED PERSON

September 14, 2017

I, Mark B. Mathisen, C.P.G., do hereby consent to the public filing of the report titled “Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook I Property, Province of Saskatchewan, Canada” (the Technical Report), prepared for NexGen Energy Ltd. and dated September 14, 2017, and to the use of extracts from, or the summary of, the Technical Report in the press release of NexGen Energy Ltd. dated July 31, 2017 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “Mark B. Mathisen”

Mark B. Mathisen, C.P.G.

Principal Geologist

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